The share exchange described in this press release involves securities of a foreign company.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of the United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

December 20, 2016
To whom it may concern:

Name of company:	Panasonic Corporation
(Code No.: 6752, TSE, NSE 1st Sec.)
Investor Relations Contacts:	Hideaki Harada,
Corporate Planning Department
(TEL: 06-6908-1121)
Yuko Iwatsu (U.S.)
(Tel: +1-201-348-7000)
Media Contacts:	Chieko Gyobu (Japan)
Public Relations Department
(Tel: +81-3-3574-5664)
Panasonic News Bureau (Japan)
(Tel: +81-3-3542-6205)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)
Anne Guennewig (Europe)
(Tel: +49-611-235-457)

Name of company:	Panasonic Industrial Devices SUNX
Co., Ltd.
Name of representative:	Toshihide Tominaga, President
(Code No.: 6860, TSE, NSE 1st Sec.)
Contact:	Eiji Miyashita, Senior Managing Director, Member of the Board
(TEL: 0568-33-7211)

Panasonic Corporation Announces to Have Executed a Share Exchange Agreement to Make Panasonic Industrial Devices SUNX Co., Ltd.
its Wholly-owned Subsidiary through Share Exchange

Osaka, December 20, 2016 --- Panasonic Corporation (“Panasonic”) and Panasonic Industrial Devices SUNX Co., Ltd. (“SUNX”) resolved at meetings of respective companies’ Board of Directors held today to conduct a share exchange (the “Share Exchange”) in order to make SUNX a wholly-owned subsidiary of Panasonic, and both companies have executed a share exchange agreement (the “Share Exchange Agreement”).

The Share Exchange is scheduled to be implemented after the Share Exchange Agreement is approved by resolution of the extraordinary general meeting of shareholders of SUNX that is scheduled to be held in February, 2017. Also, Panasonic plans to implement the Share Exchange in the form of a summary share exchange (kan-i kabushiki kokan) pursuant to the provisions of Article 796, Paragraph 2 of the Companies Act, without obtaining the approval by resolution of the general meeting of its own shareholders.

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Shares of SUNX are scheduled to be delisted from the Tokyo Stock Exchange and the Nagoya Stock Exchange as of March 22, 2017 (the last trading date of the shares is scheduled to be March 21, 2017), which is prior to the effective date (March 27, 2017 (scheduled)) of the Share Exchange.

1. Purpose of Making SUNX a Wholly-owned Subsidiary of Panasonic through the Share Exchange
Since its establishment in 1918, Panasonic has been developing business globally as a general electronics manufacturer under its basic management philosophy, which states that “the mission of an enterprise is to contribute to the progress and development of society and the well-being of people worldwide through its business activities.” In 2011, it made Panasonic Electric Works Co., Ltd. (“Panasonic Electric Works”) and SANYO Electric Co., Ltd. into wholly owned subsidiaries to further raise the Group’s capabilities. During recent years, it also formulated its “A Better Life, A Better World” brand slogan to expand its business fields to serve customers and society, and has been focusing on the automobile, housing and B2B businesses, in addition to consumer electronics.

Since its establishment in 1969 with the business purpose of robot research and development, and of the production of electronic application devices and automatic control devices, SUNX has been conducting business in sensing and control technology, processing equipment, and eco-conscious and custom products based on its corporate philosophy, which states that “With sensing and control technology as a core, Panasonic Industrial Devices SUNX provides technology and service to fulfill a promising dream and creates a brighter future with our customers,” and is currently expanding its operation mainly with three (3) domestic offices and two (2) overseas offices. In connection with Panasonic, the relationship started in 1987 when SUNX collaborated with Matsushita Electric Works, Ltd. (“Matsushita Electric Works,” which was later called Panasonic Electric Works, and currently is Panasonic.) in the FA (Factory Automation) equipment business. In 1989, SUNX and Matsushita Electric Works jointly established Matsushita Automation Control Co., Ltd. (currently Panasonic Industrial Devices Sales Japan Co., Ltd.), a sales company. SUNX became a consolidated subsidiary of Matsushita Electric Works in 2000. As Matsushita Electric Works became a consolidated subsidiary of Panasonic in 2004, SUNX became a consolidated subsidiary of Panasonic. Thereafter, SUNX succeeded to the FA equipment business of Panasonic Electric Works through an absorption-type company split in 2010. SUNX currently plays an important role in providing solutions to manufacturing industry customers in B2B businesses on which Panasonic is focusing, by providing high-grade products using its sensing and control technology. As part of the Panasonic Group, SUNX uses the Panasonic brand name on its products and distributes its products to Panasonic’s subsidiaries, including Panasonic Industrial Devices Sales Japan Co., Ltd., Panasonic Industrial Devices Sales (China) Co., Ltd. and eight (8) other companies.

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SUNX’s business environment has been changing drastically in recent years. Automation needs in factories, etc., in order to improve their productivity, and efficiency needs in supply chains, are growing dramatically, and utilization of IoT (Internet of Things) technologies has also been spreading widely. Demand for FA equipment, including FA sensors and controllers, which are SUNX’s core products, is expanding significantly, and customers’ requirements for providing networking services or proposing integrated products are increasing day by day. The environment has been highly competitive in such growing market, with major competitors viewing the FA equipment business as their key field and concentrating their management resources in order to lock in major corporate customers.

Under such circumstances, in order for the Panasonic Group to cause its FA equipment business to grow in competition with, and even faster than, other companies in the market, it will be necessary that Panasonic and SUNX share and utilize the management resources of both to provide customers with their desired solutions. Based on its judgement that the unification of the development, production, and sales functions aiming to swiftly address changing customer needs will further enhance the Panasonic Group’s competitive advantage in the FA equipment market, Panasonic proposed the Share Exchange to SUNX in October 2016. SUNX also believes that, both companies’ wholly integrated capital and business management will enable a flexible and expeditious sharing or allocation of their management resources, including the patents and development resources held by the Panasonic Group, as well as information sharing in respect of market trends and trends among competitors. In addition, it will enable SUNX to grasp the needs in manufacturing or logistics activities of the Panasonic Group, which engages in the manufacture and sale of a wide range of products extending from consumer electronics, housing, and commercial-use equipment, to automotive devices; to further enhance its FA equipment business as part of Panasonic Group; and to conduct unified operating activities and business operation.

With such common recognition, Panasonic and SUNX held consultations many times during which both companies shared their knowledge and perceptions of the industry and respective positioning therein, and repeatedly discussed the form that both companies should adopt in the future. As a result, Panasonic and SUNX came to mutually recognize that, by making SUNX a wholly-owned company of Panasonic and through the provision of FA equipment networking services and integrated solution proposals, Panasonic would be able to boost “B2B” businesses, its key business field, thereby contributing to an increase in the corporate value not only of SUNX but also of the entire Panasonic Group; and the two agreed to conduct the Share Exchange.

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2. Outline of the Share Exchange

(1) Schedule for the Share Exchange

Date on which the execution of the Share Exchange Agreement is resolved at the Board of Directors meeting (Panasonic and SUNX, respectively)	Tuesday, December 20, 2016
Date on which the Share Exchange Agreement is executed (Panasonic and SUNX, respectively)	Tuesday, December 20, 2016
Date of public notice of record date for the extraordinary general meeting of shareholders (SUNX)	Monday, December 26, 2016 (scheduled)
Record date for the extraordinary general meeting of shareholders (SUNX)	Tuesday, January 10, 2017 (scheduled)
Date on which the extraordinary general meeting of shareholders to approve the Share Exchange Agreement will be held (SUNX)	Tuesday, February 28, 2017 (scheduled)
Last trading date (SUNX)	Tuesday, March 21, 2017 (scheduled)
Delisting date (SUNX)	Wednesday, March 22, 2017 (scheduled)
Scheduled date of the Share Exchange (effective date)	Monday, March 27, 2017 (scheduled)
(Note 1)
Panasonic will implement the Share Exchange in the form of a summary share exchange pursuant to the provisions of Article 796, Paragraph 2 of the Companies Act, without obtaining the approval by resolution of a general meeting of shareholders.

(Note 2)
The scheduled date of the Share Exchange (effective date) may be subject to change in the necessity for the procedures of the Share Exchange or for any other reasons, or upon agreement between Panasonic and SUNX.

(2) Method of the Share Exchange

In the Share Exchange, Panasonic shall become the wholly-owning parent company in share exchange and SUNX shall become the wholly-owned subsidiary in share exchange. Panasonic plans to implement the Share Exchange in the form of a summary share exchange pursuant to the provisions of Article 796, Paragraph 2 of the Companies Act, without obtaining the approval by resolution of a general meeting of shareholders. SUNX plans to implement the Share Exchange after the Share Exchange Agreement is approved by resolution of the extraordinary general meeting of shareholders that is scheduled to be held on February 28, 2017.

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(3) Allotment in the Share Exchange

Company name	Panasonic (wholly-owning parent company in share exchange)	SUNX (wholly-owned subsidiary in share exchange)
Contents of allotment in the Share Exchange	1	0.68
Number of shares to be delivered upon the Share Exchange	Common stock of Panasonic: 11,491,130 shares (scheduled)
(Note 1)	Share allotment ratio

0.68 shares of Panasonic will be allotted and delivered in exchange for each share of SUNX; provided, however, that no shares will be allotted in the Share Exchange for the shares of SUNX held by Panasonic (39,374,900 shares as of today). The above Share Exchange Ratio may be subject to change upon the consultation between Panasonic and SUNX in the case of any material changes to the conditions that are the bases of the calculation.

(Note 2)	Number of shares to be delivered upon the Share Exchange

Upon the Share Exchange, Panasonic shall deliver the number of shares of Panasonic calculated by multiplying the total number of shares of SUNX held by the shareholders of SUNX (excluding Panasonic) at the time immediately preceding the time Panasonic acquires all shares of SUNX (excluding shares of SUNX held by Panasonic) through the Share Exchange (the “Base Time”) by 0.68 to such shareholders of SUNX in exchange for the shares of SUNX held by such shareholders. In accordance with a resolution of the Board of Directors meeting of SUNX that will be held by the day immediately preceding the effective date of the Share Exchange, SUNX will cancel, by the Base Time, all of its treasury shares held by SUNX and those to be held by SUNX by the Base Time (including the treasury shares to be acquired through the share purchase in response to the exercise of the dissenters’ appraisal right stipulated in Article 785, Paragraph 1 of the Companies Act in connection with the Share Exchange).

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Moreover, all of the shares to be delivered by Panasonic are scheduled to be sourced from the treasury shares held by Panasonic, and Panasonic does not plan to issue new shares upon the allotment in the Share Exchange. In addition, the number of shares to be delivered by Panasonic may be subject to change in the future due to reasons such as the acquisition or cancellation of the treasury shares by SUNX.

(Note 3)	Treatment of shares constituting less than one (1) unit (tangen miman kabushiki)

The shareholders who will hold shares of Panasonic constituting less than one (1) unit upon the Share Exchange will be entitled to use the following systems concerning shares of Panasonic. Shareholders cannot sell shares constituting less than one (1) unit in the financial instruments exchange market.

(i)	Further purchase (kaimashi) of shares constituting less than one (1) unit (purchase to reach a total of 100 shares)

A system whereby holders of shares of Panasonic constituting less than one (1) unit may purchase from Panasonic the number of shares that will achieve a total of one (1) unit (tangen) together with the number of shares constituting less than one (1) unit held by such shareholder.

(ii)	Purchase (kaitori) by Panasonic of shares constituting less than one (1) unit (sale by a shareholder of shares constituting less than one (1) unit)

A system whereby holders of shares of Panasonic constituting less than one (1) unit may request Panasonic to purchase the shares constituting less than one (1) unit held by such shareholder.

(Note 4)	Treatment of any fractions of less than one (1) share

With respect to the shareholders of SUNX who will receive the allotment of shares including fractions of less than one (1) share of Panasonic upon the Share Exchange, Panasonic will pay cash to each of such shareholders in proportion to the value of such fractions of less than one (1) share, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4) Treatment of share options and bonds with share options in relation to the Share Exchange

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Not applicable, because SUNX, which will become a wholly-owned subsidiary of Panasonic, has not issued any share options or bonds with share options.

3. Basis for Calculation of the Allotment Concerning the Share Exchange

(1) Basis and Reason for Calculation of the Allotment Concerning the Share Exchange

In order to ensure the fairness and the appropriateness in calculating the share allotment ratio that will be applied to the Share Exchange described in 2.(3) “Allotment in the Share Exchange” above (the “Share Exchange Ratio”), Panasonic and SUNX, respectively and separately, decided to request a third-party valuation institution independent of both companies to calculate the share exchange ratio. Panasonic appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as the third-party valuation institution, and SUNX appointed Daiwa Securities Co. Ltd. (“Daiwa Securities”) as the third-party valuation institutions.

Panasonic and SUNX repeatedly held mutual negotiations and consultations, upon conducting careful reviews on the basis of the calculation results of the Share Exchange Ratio submitted by their respective third-party valuation institutions, as well as in consideration of the results of the due diligence conducted by each company with respect to the other party, while referring to the financial condition, asset status and future prospects of Panasonic and SUNX and other related factors. As a result, Panasonic came to a conclusion that the Share Exchange Ratio is proper, and does not undermine the interests of shareholders of Panasonic, and SUNX came to a conclusion that, since, as stated in (2) (ii) “Outline of Calculation” below, the Share Exchange Ratio exceeds the high end of the assessment range calculated by the market price analysis and, in addition, it falls within the assessment range calculated by the discounted cash flow analysis (the “DCF Analysis”) (both of such assessment ranges are included in the calculation results of the Share Exchange Ratio submitted by Daiwa Securities), the implementation of the Share Exchange based on the Share Exchange Ratio is proper and does not undermine the interests of shareholders of SUNX. Therefore, Panasonic and SUNX executed the Share Exchange Agreement based on the resolutions of the respective Board of Directors meetings of Panasonic and SUNX held today with respect to the implementation of the Share Exchange based on the Share Exchange Ratio.

In accordance with the Share Exchange Agreement, the Share Exchange Ratio may be subject to change upon the consultation between Panasonic and SUNX in the case of any material changes to the conditions that are the bases of the calculation.

(2) Matters Concerning Calculation

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(i) Names of the Valuation Institutions and their Relationships with the Listed Companies

Both Nomura Securities, which is acting as a third-party valuation institution of Panasonic, and Daiwa Securities, which is acting as a third-party valuation institution of SUNX, are valuation institutions independent of Panasonic and SUNX, are not related parties of Panasonic and SUNX, and do not have any material interest to be noted in connection with the Share Exchange.

(ii) Outline of Calculation

In the valuation of Panasonic, as shares of Panasonic are listed on the financial instruments exchange and a market share price exists, Nomura Securities adopted the average market price analysis for calculation (with December 19, 2016, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the most recent six (6)-month period from June 20, 2016 to the calculation base date; the most recent three (3)-month period from September 20, 2016 to the calculation base date; the most recent one (1)-month period from November 21, 2016 to the calculation base date; the five (5) business days from December 13, 2016 to the calculation base date; and the closing share price on the base date of the shares of Panasonic on the first section of the Tokyo Stock Exchange).

In the valuation of SUNX, as shares of SUNX are listed on the financial instruments exchange and a market share price exists, the average market price analysis (with December 19, 2016, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the most recent six (6)-month period from June 20, 2016 to the calculation base date; the most recent three (3)-month period from September 20, 2016 to the calculation base date; the most recent one (1)-month period from November 21, 2016 to the calculation base date; the five (5) business days from December 13, 2016 to the calculation base date; and the closing share price on the base date of the shares of SUNX on the first section of the Tokyo Stock Exchange) was adopted for calculation. In addition, in order to take into account the state of future business operations in the assessment, the DCF Analysis was adopted for the calculation.

The following shows the assessment ranges that were derived from each calculation method, when the share value per share of Panasonic is set at one (1).

Methodology adopted	Range of calculation of Share Exchange Ratio
Average Market Price Analysis	0.56 - 0.59
DCF Analysis	0.57 - 0.86

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In calculating the share exchange ratio above, Nomura Securities used information which was provided by both companies and public information without any independent verification for accuracy and completeness on the assumption that they are accurate and complete. Nomura Securities did not independently perform any valuation, appraisal or assessment of assets and liabilities (which include contingent liabilities) of both companies and their affiliates, including the analysis or valuation of individual assets or liabilities nor separately request any third-party institution to make such appraisal or assessment. The calculation of the share exchange ratio by Nomura Securities is based on the information available and economic conditions as of December 19, 2016. Nomura Securities also assumed that the financial projection of SUNX had been reasonably reviewed or prepared based on the best projection and judgment currently available to the management of Panasonic at this time.

SUNX’s profit plan that Nomura Securities used as a basis for applying the DCF Analysis does not contain a significant increase or decrease in earnings in any fiscal year.

On the other hand, Daiwa Securities adopted the market price analysis with respect to Panasonic and SUNX since shares of common stock of both Panasonic and SUNX are listed on the financial instruments exchange and market prices exist, as well as the DCF Analysis in order to reflect in the calculation the situation of future business activities.

In performing the market price analysis, Daiwa Securities set December 19, 2016 as the calculation base date, and used the simple average closing share prices of Panasonic and SUNX on the first section of the Tokyo Stock Exchange on the calculation base date and during the most recent one (1)-month period, most recent three (3)-month period and most recent six (6)-month period, each ending on the calculation base date.

In performing the DCF Analysis, Daiwa Securities evaluated the corporate value of SUNX by discounting the free cash flow to be generated by SUNX in the future based on the assumptions that are considered to be reasonable, such as financial forecasts prepared by SUNX for the period from the fiscal year ending March 31, 2017 through the fiscal year ending March 31, 2020, to the present value at certain rates determined according to business risks. The adopted discount rate is 8.45% - 9.96%, and Daiwa Securities calculated terminal value by constant-growth rate model, applying perpetual growth rate of 1.00%. SUNX’s financial projection that Daiwa Securities used as a basis for applying the DCF Analysis does not contain a significant increase or decrease in earnings in any fiscal year. The effect of various measures after the Share Exchange has not been reflected in the financial projection because it is difficult to specifically estimate the effect on earnings at this time.

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On the other hand, Daiwa Securities evaluated the corporate value of Panasonic by discounting the free cash flow to be generated by Panasonic in the future based on the assumptions that are considered to be reasonable, such as financial forecasts for the period from the fiscal year ending March 31, 2017 through the fiscal year ending March 31, 2019, which were reviewed by SUNX based on materials and information received from Panasonic and publicly available information, to the present value at certain rates determined according to business risks. The adopted discount rate is 5.01% - 5.82%, and Daiwa Securities calculated terminal value by constant-growth rate model, applying perpetual growth rate of 1.00%.

Panasonic’s financial projection that Daiwa Securities used as a basis for applying the DCF Analysis does not contain a significant increase or decrease in earnings in any fiscal year. The effect of various measures after the Share Exchange has not been reflected in the financial projection because it is difficult to specifically estimate the effect on earnings at this time.

The following shows the assessment ranges of shares of SUNX that were derived from each calculation method, when the share value per share of Panasonic is set at one (1).

Methodology adopted	Range of calculation of Share Exchange Ratio
Market Price Analysis	0.570 - 0.585
DCF Analysis	0.628 - 0.927

In calculating the above share exchange ratio, Daiwa Securities (i) used all relevant materials and information received from Panasonic and SUNX and all relevant publicly available information as is, in principle, assuming that such materials and information, which were subjects of the analysis and review, were accurate and complete, (ii) has not independently verified the accuracy and completeness thereof and (iii) is not obliged to do so. Daiwa Securities assumed that there are no facts undisclosed to Daiwa Securities that may give material effect on the calculation of the share exchange ratio. Daiwa Securities has not independently valued, appraised or assessed all assets and liabilities (including, but not limited to, derivative financial instruments, off-balance sheet assets and liabilities and other contingent liabilities) of Panasonic and SUNX, and their respective affiliates, and has not made any analysis and valuation of each of such assets and liabilities. Daiwa Securities has not independently requested any third-party institution to make such appraisal or assessment. In addition, Daiwa Securities assumed that the financial forecast and other information regarding future business of Panasonic and SUNX have been reasonably confirmed, reviewed or prepared by the management of SUNX based on their best forecast and judgment that could be obtained at this time, and relied on such information, by obtaining SUNX’s consent, without conducting any independent verification. The calculation of the share exchange ratio by Daiwa Securities reflects the financial, economic, market and other conditions as of December 19, 2016.

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The results of calculation of the share exchange ratio submitted by Daiwa Securities are not expressions of opinion concerning the fairness of the share exchange ratio in the Share Exchange.

(3) Prospects and Reasons for Delisting

Upon the Share Exchange, SUNX will become a wholly-owned subsidiary of Panasonic on the effective date (scheduled to be March 27, 2017), and shares of SUNX will be delisted as of March 22, 2017 (the last trading date will be March 21, 2017). After the delisting, it will be impossible to trade shares of SUNX on the Tokyo Stock Exchange and the Nagoya Stock Exchange.

Even after the delisting of shares of SUNX, shares of Panasonic that will be allotted to each of the shareholders of SUNX upon the Share Exchange will remain listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange, and they will be tradable on the financial instruments exchange markets on and after the effective date of the Share Exchange. Therefore, Panasonic believes that for each shareholder of SUNX who holds not less than 148 shares of SUNX and will receive, upon the Share Exchange, an allotment of not less than 100 shares of Panasonic, which is the number of shares constituting one (1) unit of Panasonic, liquidity of shares will continue to be provided.

On the other hand, each shareholder of SUNX who holds less than 148 shares of SUNX at the Base Time will receive the allotment of shares of Panasonic in the number less than 100 shares, which is the number of shares constituting one (1) unit of Panasonic. Although such shareholder who will hold shares constituting less than one (1) unit of Panasonic will be entitled to receive dividends of Panasonic with record dates that fall on or after the effective date of the Share Exchange according to the number of shares held, such shareholder cannot sell such shares constituting less than one (1) unit on the financial instruments exchange markets. Each shareholder who will hold shares constituting less than one (1) unit may request Panasonic to purchase the shares constituting less than one (1) unit held by such shareholder. In addition, such shareholders may purchase from Panasonic the number of shares that will achieve a total of one (1) unit together with the number of shares constituting less than one (1) unit held by themselves. For the details of such treatment, see (Note 3) “Treatment of shares constituting less than one (1) unit (tangen miman kabushiki)” in 2.(3) above. For the details of the treatment of any fractions in the case where the number of shares of Panasonic to be delivered upon the Share Exchange includes any fractions of less than one (1) share, see (Note 4) “Treatment of any fractions of less than one (1) share” in 2.(3) above.

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Shareholders of common stock of SUNX may trade the shares they hold until March 21, 2017 (scheduled), which is the last trading date, on the Tokyo Stock Exchange and the Nagoya Stock Exchange.

(4) Measures to Ensure Fairness

Since Panasonic already owns 69.98% (as of September 30, 2016) of the voting rights of all shareholders of SUNX, Panasonic and SUNX have determined that it is necessary to ensure the fairness of the Share Exchange and therefore have implemented the following measures:

(i)	Valuation Report from Independent Third-Party Valuation Institution

Panasonic appointed Nomura Securities, acting as a third-party valuation institution, and received a valuation report dated December 20, 2016 therefrom concerning the share exchange ratio. For the outline of the valuation report, see “Matters Concerning Calculation” in 3.(2) above.

On the other hand, SUNX appointed Daiwa Securities, acting as a third-party valuation institution, and received a valuation report dated December 20, 2016 therefrom concerning the share exchange ratio. For the outline of the valuation report, see “Matters Concerning Calculation” in 3.(2) above.

Neither Panasonic nor SUNX has received an opinion (fairness opinion), from each third-party valuation institution, to the effect that the Share Exchange Ratio is proper or fair from a financial viewpoint.

(ii)	Advice from Independent Law Firms

Panasonic appointed Nagashima Ohno & Tsunematsu as its legal advisor and received legal advice concerning the decision making method and procedures to be implemented by the Board of Directors, including for the procedures of the Share Exchange.

Nagashima Ohno & Tsunematsu is independent of Panasonic and SUNX, and has no material interest in Panasonic and SUNX.

On the other hand, SUNX appointed Tsujimaki Law Offices as its legal advisor and received legal advice concerning the decision making method and procedures to be implemented by the Board of Directors, including for the procedures of the Share Exchange.

Tsujimaki Law Offices is independent of Panasonic and SUNX, and has no material interest in Panasonic and SUNX.

(5) Measures to Avoid Conflicts of Interest

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Since Panasonic is the controlling shareholder of SUNX, who already owns 69.98% (as of September 30, 2016) of the voting rights of all shareholders of SUNX, SUNX implemented the following measures in order to avoid conflicts of interest.

(i)	Obtainment by SUNX of a Response to Referrals (toshinsho) from a Third-Party Committee That Has No Interest in the Controlling Shareholder

On October 27, 2016, SUNX established a third-party committee (the “Third-Party Committee”) consisting of four (4) members: Mr. Akito Takahashi (an attorney at Takahashi & Katayama Law Office) and Mr. Shinsuke Hasegawa (a certified public accountant at Hasegawa CPA office), who are independent and outside experts having no interest in SUNX and Panasonic, the controlling shareholder of SUNX, Mr. Tsuneji Obara, who is acting as an outside director and independent director of SUNX and Mr. Nobukata Kado, who is acting as an outside director and independent director, in order to prevent circumstances in which the Share Exchange is implemented under terms and conditions that are disadvantageous to the minority shareholders of SUNX. In examining the Share Exchange, SUNX referred to the Third-Party Committee: whether or not (a) the purpose of the Share Exchange is fair and reasonable (including whether or not it is possible to enhance the corporate value of SUNX by way of the Share Exchange), (b) the appropriateness of the terms and conditions of the Share Exchange is ensured (including the appropriateness of the Share Exchange Ratio), (c) the negotiation process of the Share Exchange is fair and (d) it would be disadvantageous to the minority shareholders of SUNX that the resolution for approval of implementing the Share Exchange is deliberated at the Board of Directors of SUNX.

From November 7, 2016 to December 19, 2016, the Third-Party Committee carefully reviewed the matters referred to it by holding meetings five (5) times in total, as well as by gathering information and consulting with each other whenever necessary. In conducting the examination, the Third-Party Committee received an explanation from SUNX concerning the purpose of, and background leading to, the Share Exchange, the details of its corporate value, and the process of negotiation for, and determination of, the terms and conditions of the Share Exchange, including the share exchange ratio, and an explanation from Daiwa Securities concerning the valuation of the share exchange ratio in the Share Exchange. In addition, the Third-Party Committee also received an explanation from Tsujimaki Law Offices, the legal advisor to SUNX, concerning the decision making method and procedures implemented by the Board of Directors of SUNX with respect to the Share Exchange. Under the above background, the Third-Party Committee submitted a response to referrals (toshinsho) on December 20, 2016 to the Board of Directors of SUNX to the effect that the purpose of the Share Exchange is fair and reasonable, the terms and conditions of the Share Exchange is appropriate, the negotiation process of the Share Exchange is fair and, accordingly, the resolution by the Board of Directors of SUNX to implement the Share Exchange would not be disadvantageous to the minority shareholders of SUNX, on the basis of the explanations, calculation results and other materials it reviewed.

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(ii)	Unanimous Approval by the Directors and Audit & Supervisory Board Members, Excluding Directors and/or Audit & Supervisory Board Members Who Have an Interest in the Controlling Shareholder

Among the audit & supervisory board members of SUNX, Mr. Atsuhiro Miyamoto also serves as an employee of Panasonic, and thus did not participate in any of the discussions at the Board of Directors meeting of SUNX regarding the Share Exchange nor expressed his opinion thereon, in order to avoid conflicts of interest.

The resolution for the Share Exchange at the Board of Directors meeting of SUNX was unanimously approved by the nine (9) directors of SUNX and three (3) out of the four (4) audit & supervisory board members of SUNX, excluding Mr. Atsuhiro Miyamoto set forth above, participated in the said meeting and all of them expressed the opinion that they had no objections to the implementation of the Share Exchange.

4. Outline of the Parties Involved in the Share Exchange (As of September 30, 2016)

		Wholly-owning parent company in the share exchange	Wholly-owned subsidiary in the share exchange
(1)	Corporate name	Panasonic Corporation	Panasonic Industrial Devices SUNX Co., Ltd.
(2)	Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan	2431-1, Ushiyama-cho, Kasugai City, Aichi, Japan
(3)	Name and title of representative	President Kazuhiro Tsuga	President Toshihide Tominaga
(4)	Description of business	The manufacture and sale of electric and electronic equipment etc.	The manufacture and sale of electric and electronic equipment etc.
(5)	Paid-in capital	258,740 million yen	3,155 million yen
(6)	Date established	December 15, 1935	October 3, 1969

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(7)	Number of shares issued	2,453,053,497 shares		56,457,898 shares
(8)	Fiscal year end	March 31		March 31
(9)	Number of employees	256,133 (consolidated)		1,551 (consolidated)
(10)	Major business partners	Companies, etc. located domestically and abroad		Panasonic and its Group companies
(11)	Main financing bank	Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(12)	Major shareholders and shareholding ratio	Japan Trustee Services Bank, Ltd. (trust account)	6.18%	Panasonic Corporation	69.74%
		The Master Trust Bank of Japan, Ltd. (trust account)	5.05%	Japan Trustee Services Bank, Ltd. (trust account)	2.02%
		STATE STREET BANK AND TRUST COMPANY	3.47%	Panasonic Devices SUNX Shareholding Association (trust account)	1.89%
		Nippon Life Insurance Company	2.81%	Naofumi Furuta	0.89%
		Panasonic Employees Stockholders’ Association	1.79%	The Master Trust Bank of Japan, Ltd. (trust account)	0.88%
		Sumitomo Life Insurance Company	1.52%	Chuo Denki Koji Co., Ltd.	0.80%
		THE BANK OF NEW YORK MELLON SA/NV 10	1.44%	CBNY-GOVERNMENT OF NORWAY	0.69%
		Japan Trustee Services Bank, Ltd. (trust account 7)	1.26%	THE HONG KONG AND SHANGHAI BANKING CORPORATION LIMITED CLIENTS A/C 513 SINGAPORE CLIENTS	0.68%
		STATE STREET BANK WEST CLIENT TREATY 505234	1.24%	Japan Trustee Services Bank, Ltd. (trust account 9)	0.66%
		Matsushita Real Estate Co., Ltd.	1.18%	Japan Trustee Services Bank, Ltd. (trust account 6)	0.44%
(13)	Relationships between the parties
	Capital relationship	As of today, Panasonic owns 39,374,900 shares (69.74%) of the total number of issued shares of SUNX (56,457,898 shares).
	Personnel relationship	One (1) employee of Panasonic has assumed office as an audit & supervisory board member of SUNX. Four (4) employees of Panasonic are seconded to SUNX.
	Transaction relationship
SUNX provides Panasonic with a certain amount of deposits. SUNX distributes its products to Panasonic’s subsidiaries, including, Panasonic Industrial Devices Sales Japan Co., Ltd. and Panasonic Industrial Devices Sales (China) Co., Ltd. and eight (8) other companies.

	Status as a related party	SUNX is Panasonic’s consolidated subsidiary, and therefore, Panasonic and SUNX are related parties of each other.

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(14) Operational results and financial conditions for the recent three (3) years
Fiscal year ended	Panasonic (Consolidated, U.S. GAAP)			SUNX (Consolidated, Japan GAAP)
	March 2014	March 2015	March 2016	March 2014	March 2015	March 2016
Net assets	1,586,438	1,992,552	1,854,314	30,264	33,685	34,395
Total assets	5,212,994	5,956,947	5,596,982	37,974	41,004	43,186
Shareholders’ equity per share (yen)	669.74	788.87	734.62	534.40	594.34	607.10
Net sales	7,736,541	7,715,037	7,553,717	39,530	42,226	43,939
Operating profit	305,114	381,913	415,709	3,450	4,415	4,141
Ordinary income	－	－	－	3,601	4,775	4,204
Net income attributable to the shareholders	120,442	179,485	193,256	2,338	3,147	3,150
Net income per share attributable to the shareholders (yen)	52.10	77.65	83.40	41.56	55.93	55.99
Dividend per share (yen)	13.00	18.00	25.00	12.00	16.00	18.00
(Note 1)	As of September 30, 2016, unless otherwise specified.

(Note 2)	In millions of yen, unless otherwise specified.

(Note 3)
For Panasonic, the amount of “Net asset” is the amount obtained by calculating the amount of total equity on a consolidated basis in accordance with the United States Generally Accepted Accounting Principles (U.S. GAAP.)

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(Note 4)
For Panasonic, the amounts of “Shareholders’ equity per share,” “Net income attributable to the shareholders” and “Net income per share attributable to the shareholders” are respectively the amounts obtained by calculating, in accordance with the U.S. GAAP, the amounts of “Panasonic Corporation shareholders’ equity per share,” “Net income attributable to Panasonic Corporation” and “Net income per share attributable to Panasonic Corporation, basic” each on a consolidated basis.

(Note 5)	With respect to Panasonic, the description of the item “Ordinary income” is omitted since it does not exist under the U.S. GAAP, which have been adopted by Panasonic.

(Note 6)
For SUNX, the amounts of “Shareholders’ equity per share” and “Net income attributable to the shareholders” are respectively the amounts of “Net assets per share” and “Net income attributable to owners of parent.”

5. Status after the Share Exchange

Wholly-owning parent company in the share exchange
(1)	Corporate name	Panasonic Corporation
(2)	Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan
(3)	Name and title of representative	President Kazuhiro Tsuga
(4)	Description of business	The manufacture and sale of electric and electronic equipment etc.
(5)	Paid-in capital	258,740 million yen
(6)	Fiscal year end	March 31
(7)	Net assets	Not determined at present
(8)	Total assets	Not determined at present

6. Outline of Accounting Treatment

With respect to the consolidated financial results of Panasonic, the Share Exchange will be treated as a capital transaction.

7. Future Outlook

The impact of the Share Exchange on the consolidated operating results of both Panasonic and SUNX is minor, since SUNX is already a consolidated subsidiary of Panasonic.

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8. Matters regarding Transaction, Etc. with Controlling Shareholders

(1) Transaction, etc. with Controlling Shareholders and Status of Conformity with Policy regarding Measures to Protect Minority Shareholders

Since Panasonic is the controlling shareholder of SUNX, which already owns 69.98% (as of September 30, 2016) of the voting rights of all shareholders of SUNX, the Share Exchange constitutes, in relation to SUNX, a transaction, etc. with a controlling shareholder. Set out below is the status of whether the Share Exchange complies with “I.4. Policy regarding Measures to Protect Minority Shareholders Upon Transactions, Etc. with Controlling Shareholders” included in the Corporate Governance Report disclosed by SUNX on June 20, 2016 (the “Corporate Governance Report”).

SUNX has taken measures to ensure the fairness of the Share Exchange and to avoid conflicts of interests as set out in 3.(4) “Measures to Ensure Fairness” and 3.(5) “Measures to Avoid Conflicts of Interest” above. SUNX believes these measures are consistent with the matters described in the Corporate Governance Report.

Set out below is description regarding protection of minority shareholders upon transactions with controlling shareholders in “4. Policy regarding Measures to Protect Minority Shareholders Upon Transactions, Etc. with Controlling Shareholders” included in the Corporate Governance Report:

“One (1) employee of the parent company serves as an audit & supervisory board member of SUNX in order to monitor and audit the execution of duties of directors of SUNX.

Regarding the transactions that SUNX has executed with the parent company, including providing deposits of funds, SUNX takes a meticulous approach to its fair and appropriate decision-making in entering into such transactions, considering, for the purpose of protecting minority shareholders, whether equivalent criteria are applied in determining the necessity and the terms and conditions of the transactions as those that are applied to other transactions that SUNX ordinarily enters into with other companies.

Additionally, in the implementation of the above-mentioned transactions, as (i) the terms and conditions thereof have been examined so that they are established and maintained in an equivalent manner to those applicable to other ordinary transactions and (ii) the decision as to whether or not any transaction is implemented will be made upon deliberations from various perspectives at the Board of Directors of SUNX, and by concurrently obtaining the outside director’s appropriate views, the Board of Directors of SUNX considers that the transactions that SUNX will enter into with the parent company will not undermine the interests of SUNX.

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Additionally, the terms and conditions applicable to the sale and purchase of the products and raw materials or other commodities, or other commercial transactions that SUNX enters into with the parent company are established in an equivalent manner to those applicable to other ordinary transactions in light of the current market prices.”

(2) Matters Regarding Measures to Ensure Fairness and Measures to Avoid Conflicts of Interest

As set out in “(1) Transaction, etc. with Controlling Shareholders and Status of Conformity with Policy regarding Measures to Protect Minority Shareholders”, the Share Exchange constitutes, in relation to SUNX, a transaction, etc. with a controlling shareholder. Therefore, SUNX has determined that it is necessary to implement the measures to ensure the fairness and to avoid conflicts of interest. SUNX has carefully discussed and reviewed the conditions of the Share Exchange at the Board of Directors meeting of SUNX, and has made a decision after further ensuring the fairness and avoiding conflicts of interest by implementing the measures as set out in 3.(4) “Measures to Ensure Fairness” and 3.(5) “Measures to Avoid Conflicts of Interest” above.

(3) Outline of Opinion Obtained from a Party Who Has No Interest in the Controlling Shareholder Stating that the Share Exchange Would Not Be Disadvantageous to the Minority Shareholders

As set out in 3.(5) “Measures to Avoid Conflicts of Interest” above, SUNX established the Third-Party Committee in order to prevent circumstances in which the Share Exchange is implemented under terms and conditions that are disadvantageous to the minority shareholders of SUNX. In examining the Share Exchange, SUNX referred to the Third-Party Committee: whether or not (a) the purpose of the Share Exchange is fair and reasonable (including whether or not it is possible to enhance the corporate value of SUNX by way of the Share Exchange), (b) the appropriateness of the terms and conditions of the Share Exchange is ensured (including the appropriateness of the Share Exchange Ratio), (c) the negotiation process of the Share Exchange is fair and (d) it would be disadvantageous to the minority shareholders of SUNX that the resolution for approval of implementing the Share Exchange is deliberated at the Board of Directors of SUNX.

As a result, SUNX received a response to referrals (toshinsho) on December 20, 2016 to the effect that (I) with respect to (a) above, the purpose of the Share Exchange is fair and reasonable since (i) the judgment by SUNX that the variety of effects obtained through the Share Exchange would increase the corporate value of SUNX and Panasonic Group is sufficiently reasonable and (ii) the judgment by SUNX, that the minority shareholders of SUNX would enjoy, as shareholders of Panasonic, the above-mentioned benefit of increase of the corporate value, is not particularly unreasonable, (II) with respect to (b) above, the appropriateness of the terms and conditions of the exchange under the Share Exchange is ensured since generally accepted assessment methods were used for the calculation of the Share Exchange Ratio and no arbitrary manipulation of data or unreasonable calculation rationale was found in such calculation, (III) with respect to (c) above, the interests of the minority shareholders of SUNX are fully considered through fair procedures since substantial measures were taken in the process of deliberation and discussion towards the Share Exchange and thereby making SUNX a wholly-owned subsidiary of Panasonic, such as (i) ensuring appropriate opportunity for decision making by shareholders of SUNX, (ii) excluding arbitrariness from the decision making process, (iii) securing the fairness of the terms of the Share Exchange, especially the fairness of the Share Exchange Ratio, and (iv) ensuring objective conditions to secure the fairness of the terms of the Share Exchange and the Share Exchange Ratio, and (IV) with respect to (d) above, taking into account the findings with respect to (a), (b) and (c) above, the resolution by the Board of Directors of SUNX to implement the Share Exchange would not be disadvantageous to the minority shareholders of SUNX.

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(Reference) Consolidated Financial Forecasts for Current Fiscal Year and Consolidated Financial Results for Previous Fiscal Year

Panasonic (The consolidated financial forecasts for the current fiscal year as of October 31, 2016)
(in millions of yen)
	Net sales	Operating profit	Income before income taxes	Net income attributable to owners of the parent company
Financial forecasts for current fiscal year (fiscal year ending March 2017)	7, 200,000	245,000	240,000	120,000
Financial results for previous fiscal year (fiscal year ended March 2016)	－	－	－	－

(Note 1)
Since Panasonic starts to optionally adopt the International Financial Reporting Standards (IFRS) to the annual results ending in March 2017, the consolidated financial forecasts for the full year was prepared on the basis of IFRS.

(Note 2)	The results of the previous fiscal year (for the full year ended March 2016), to which the US GAAP was applied, are not indicated.

SUNX (The consolidated financial forecasts for the current fiscal year as of October 27, 2016)
(in millions of yen)
	Net sales	Operating profit	Ordinary income	Net income attributable to owners of parent
Financial forecasts for current fiscal year (fiscal year ending March 2017)	44,000	3,800	3,900	2,700
Financial results for previous fiscal year (fiscal year ended March 2016)	43,939	4,141	4,204	3,150

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Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (that include those within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934), as amended about Panasonic and its Group companies (the Panasonic Group). Panasonic discloses its consolidated financial forecasts for fiscal 2017 based on International Financial Reporting Standards (IFRS). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic Group undertake no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic and SUNX in their subsequent filings under the Financial Instrument and Exchange Act of Japan (the FIEA) and other publicly disclosed documents.
The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the Americas, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; the possibility that excessive currency rate fluctuations of the U.S. dollar, the euro, the Chinese yuan and other currencies against the yen may adversely affect costs and prices of Panasonic’s products and services and certain other transactions that are denominated in these foreign currencies; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the possibility of the Panasonic Group not being able to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results or incurring unexpected losses in connection with the alliances or mergers and acquisitions; the possibility of not being able to achieve its business objectives through joint ventures and other collaborative agreements with other companies, including due to the pressure of price reduction exceeding that which can be achieved by its effort and decrease in demand for products from business partners which Panasonic highly depends on in BtoB business areas; the possibility of the Panasonic Group not being able to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; the possibility of incurring expenses resulting from a leakage of customers’ or confidential information from Panasonic Group systems due to unauthorized access or a detection of vulnerability of network-connected products of the Panasonic Group; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in the most recent English translated version of Panasonic’s securities reports under the FIEA and any other documents which are disclosed on its website.

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